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                                                                  Exhibit (c)(3)

                         [STERIS Corporation Letterhead]

August 12, 1997



CONFIDENTIAL FAX
----------------

Tom DeAngelo
Chief Financial Officer
Isomedix Inc.
11 Apollo Drive
Whippany, NJ 07981

Dear Tom:

This letter is to confirm our recent telephone conversation regarding your employment and responsibilities with STERIS upon completion of the acquisition of Isomedix. I am very pleased with your desire to remain as a key participant and contributor to the growth of the Company.

Upon completion of the transaction, Isomedix will be a wholly owned subsidiary of STERIS. You will become President of Isomedix with overall responsibilities for day-to-day operations. You will report directly to John Masefield who has agreed to serve as Chairman and CEO of the Isomedix subsidiary through December 31, 1999.

Your base salary will be at the annualized rate of $150,000.00 per year. As a key manager within STERIS Corporation, you will be a participant in the Management Incentive Compensation Plan with an opportunity for 50% of your base salary as a performance bonus. You will also receive a non-qualified stock option grant of 15,000 STERIS common shares that will vest at the rate of 25% per year. The option price will be the closing price of STERIS common shares on the date of completion of the acquisition.

Your participation in the STERIS Management Incentive Compensation Plan will start on April 1, 1998, the beginning of STERIS's next fiscal year. Until that time, you will be paid incentive compensation at the full achievement level under your current Isomedix Plan. Therefore, you will receive your full bonus of $64,350.00 for calendar year 1997 and $16,087.50 for the first calendar quarter of 1998 (STERIS's fourth fiscal quarter).

Your initial work location will continue to be in Whippany. As you and I discussed, there is a possibility that business reasons might justify your relocation to another STERIS location at sometime in the future. If such becomes the case, your relocation expenses would be covered under the STERIS relocation policy.

You and your family will be full participants in the various STERIS benefit programs, including health insurance, vacation, and the 401(k) Plan. Your date of hire at Isomedix will be used for calculation of length of service as such relates to Associate benefits.





















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Tom DeAngelo
August 12,1997
Page 2



Tom, I again want to emphasize how thrilled I am that you are becoming a key member of the STERIS team. The mutual opportunities for Isomedix and STERIS are significant. We have the potential for growth that will directly benefit all of our Associates (employees) as we serve our Customers better than anyone else can.

Please call if you have any questions about STERIS or your new executive position. I look forward to our association.

Best regards,

STERIS Corporation

/s/ Bill R. Sanford
-------------------
Bill R. Sanford
Chairman of the Board, President,
and Chief Executive Officer

BRS:cc